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                               December 5, 2023

       Christina Schwartz
       Interim Chief Financial Officer
       Opendoor Technologies Inc.
       410 N. Scottsdale Road, Suite 1600
       Tempe, AZ 85288

                                                        Re: Opendoor
Technologies Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 10-Q for the
quarterly period ended September 30, 2023
                                                            File No. 001-39253

       Dear Christina Schwartz:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Financial Highlights, page 40

   1. Please revise future filings both here and throughout your filing, as applicable, to label all non-GAAP measures as
such and to provide a cross-reference to your discussion and reconciliations of such
non-GAAP measures to their nearest comparable GAAP
                                                        measures.
       Inventory Management, page 42

   2. Given the significance of sell-through rates, holding periods and portfolio aging to your business, please tell
us what consideration you have given to disclosing these metrics in a format, such as a
tabular presentation, that would enable a reader to see how movements between each of these
metrics impacted your business in each of the periods presented.
                                                        For instance, we note
your discussion on page 30 of the effects that aging of the portfolio
 Christina Schwartz
Opendoor Technologies Inc.
December 5, 2023
Page 2
         has on your ability to finance homes; however, it is not readily apparent what effect portfolio aging had on your ability to finance homes and on cash as collateral in the periods presented.
Adjusted EBIDTA Margin , page 46

3. Please revise future filings to disclose how you calculate adjusted EBITDA margin.
Form 10-Q for the quarterly period ended September 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Overview, page 41

4. Please tell us what consideration you gave to enhancing your disclosure regarding the nature of your increase in restricted cash during the period, including but not limited to the amount of the increase that relates to the requirement to pledge additional cash as collateral for properties you have owned for extended periods. In addition, we note your disclosure on page 41 that states, "[t]he increase in our restricted cash balance of $570 million as compared to December 31, 2022 was a result of the proactive reduction of our acquisition pace via higher spreads embedded in our offers and lower marketing investment, resulting in greater restricted cash available for the future acquisition of real estate inventory." Please clarify for us how this assertion is representative of the increase in restricted cash during the period.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameChristina Schwartz                            Sincerely,
Comapany NameOpendoor Technologies Inc.
                                                                Division of
Corporation Finance
December 5, 2023 Page 2                                         Office of Real
Estate & Construction
FirstName LastName